ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular

Date:	Thursday, February 18, 2021

Place:	Suite 838 - 1100 Melville Street Vancouver, British Columbia

Time:	10:00 a.m. (Pacific time)

CORPORATE DATA	Head Office 838 - 1100 Melville Street Vancouver, British Columbia Canada V6E 4A6

Directors and Officers
R. Michael Jones, President, Chief Executive Officer & Director
Frank Hallam, Chief Financial Officer, Corporate Secretary & Director
Diana Walters, Chairperson & Director
John Copelyn, Director
Timothy Marlow, Director
Stuart Harshaw, Director
Kresimir (Kris) Begic, Vice-President Corporate Development

Registrar and Transfer Agent Computershare Investor Services Inc. 3rd Floor - 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9

Legal Counsel Gowling WLG (Canada) LLP 2300 - 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5

Auditor PricewaterhouseCoopers LLP 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7

Stock Exchange Listings Toronto Stock Exchange ("TSX") Symbol: PTM NYSE American LLC ("NYSE American") Symbol: PLG

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NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as Platinum Group Metals Ltd. (the "Company") has decided to use the notice and access model ("Notice and Access") provided for under recent amendments to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Thursday, February 18, 2021 (the "Meeting").  Under Notice and Access, instead of receiving printed copies of the Company's management information circular (the "Information Circular"), financial statements for the financial year ended August 31, 2020 and management's discussion and analysis (collectively, the "Meeting Materials"), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically.  However, together with this notice, shareholders continue to receive a proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting.  The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.  This notice serves as a notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Thursday, February 18, 2021 ("Meeting Date") at 10:00 a.m. (Pacific time) at Suite 838 - 1100 Melville Street, Vancouver, British Columbia, for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the financial year ended August 31, 2020 (with comparative statements relating to the preceding financial year) together with the report of the auditors thereon;

2. to elect the directors;

3. to appoint the auditors and to authorize the directors to fix their remuneration; and

4. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

For detailed information with respect to each of the above matters, please refer to the item bearing the corresponding title in the Information Circular.

The Company urges shareholders to review the Information Circular before voting.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card) can be viewed online under the Company's profile on SEDAR at www.sedar.com, or the Company's website: http://www.platinumgroupmetals.net/investor-relations/agm_2021/.

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Accompanying this notice are the Information Circular, a form of Proxy (the "Proxy") or voting information form ("VIF"), and a financial statement request form ("Request Form").  The Information Circular provides additional information relating to the matters to be addressed at the Meeting and is incorporated by reference into this notice.

Requesting Printed Meeting Materials

Any registered shareholder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact the Company at 1-866-899-5450.  Any Canadian or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact Broadridge Investor Communication Solutions, Canada at 1-877-907-7643.  To obtain additional information about the Notice and Access provisions, or to obtain a paper copy of the Information Circular after the date of the Meeting, please contact Frank Hallam, the Corporate Secretary of the Company, at 1-866-899-5450.

Stratification

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials and those registered and beneficial shareholders with addresses outside of Canada and the United States will receive printed copies of the Meeting Materials with this notice.

Voting Process

Registered Shareholders at the close of business on December 30, 2020 may vote in person at the Meeting or by proxy as follows:

By telephone: Call the toll-free number indicated on the proxy form and follow the instructions.  If you choose to vote by telephone, you cannot appoint any person other than the officers named on the form of Proxy as your proxy holder.

On the internet:  Go to the website indicated on the proxy form and follow the instructions on the screen.  If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy.  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

By mail:  Complete the form of Proxy and return it in the envelope provided.  If you return your Proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the form of Proxy.    Complete your voting instructions and date and sign the Proxy.  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

In order to be valid and acted upon at the Meeting, the deadline for receiving a duly completed and executed form of Proxy or submitting a proxy by telephone or over the internet is 10:00 a.m. (Pacific time) on Tuesday, February 16, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed meeting of the shareholders.

Beneficial Shareholders (as such term is defined in the Information Circular) may vote or appoint a proxy using their VIF at least one business day in advance of the proxy deposit deadline noted on the form.  You should carefully follow the instructions of your intermediary, including those regarding when and where the VIF is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact the Company at 1-866-899-5450.

DATED at Vancouver, British Columbia, this 5th day of January 2021.

BY ORDER OF THE BOARD

/s/ R. Michael Jones

R. Michael Jones

President, Chief Executive Officer & Director

MANAGEMENT INFORMATION CIRCULAR
(containing information as at January 4, 2021 unless indicated otherwise)

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the "Information Circular"). The summary does not contain all of the information that you should consider.  Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

ANNUAL GENERAL MEETING DETAILS

Date	Location	Time
Thursday, February 18, 2021	Suite 838 - 1100 Melville Street Vancouver, British Columbia	10:00 a.m. (Pacific time)

SHAREHOLDER VOTING MATTERS

Matter to be Voted on	Management's Recommendation	Reference Page
Election of Directors	FOR each nominee	Page 6
Appointment of Auditors	FOR	Page 8

DIRECTOR NOMINEES

Shareholders will be asked to elect six directors to act as members of the board of directors of the Company (the "Board") until the next annual general meeting of shareholders unless an office is earlier vacated.

The following chart provides summary information about each director nominee.  Additional information regarding the nominees may be found beginning at page 7 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Compen- sation	Governance and Nomination
R. Michael Jones	President and Chief Executive Officer of the Company	2002	No
Frank Hallam	Chartered Accountant; Chief Financial Officer of the Company	2002	No
Diana Walters (1)	Independent Director and Financial Consultant	2013	Yes	✓	✓ (2)	✓
Timothy Marlow	Chartered Mining Engineer and Consultant	2011	Yes	✓	✓	✓ (2)
John Copelyn	Chief Executive Officer, Hosken Consolidated Investments Limited	2018	Yes (3)
Stuart Harshaw	Mining Executive, Metallurgical Engineer and Consultant	2019	Yes	✓ (2)	✓	✓

Notes:

(1) Chair of the Board (non-executive).

(2) Chair of the relevant committee.

(3) Solely for purposes of service as a director within the rules and regulations of the NYSE American and under applicable securities laws.

PART I - VOTING INFORMATION

SOLICITATION OF PROXIES

Platinum Group Metals Ltd. (the "Company") is providing this Information Circular in connection with the management's solicitation of proxies for use at the annual general meeting of the Company (and any adjournment thereof) to be held on Thursday, February 18, 2021 at the place and for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting").  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.

The solicitation of Proxies will be primarily by mail, but Proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at nominal cost.  In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares in the capital of the Company (the "Common Shares") held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.  All costs of solicitation by management will be borne by the Company.

The Company has given notice of the Meeting in accordance with the Notice and Access provisions set out in NI 54-101, pursuant to which it has sent the Notice of Meeting, Proxy and/or voting information form ("VIF") and a Request Form but not this Information Circular, directly to its registered shareholders ("Registered Shareholders") and its beneficial shareholders ("Beneficial Shareholders").

The contents and the sending of this Information Circular have been approved by the directors of the Company.  The Company reports in United States dollars; however, all references in this Information Circular to "$" or "dollars" in this Information Circular refer to Canadian dollars unless otherwise indicated.  References to "US$" or "U.S. dollars" are used to indicate United States dollar values.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of Proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company (collectively, "Management's Nominees").  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S OR COMPANY'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.  A proxy will not be valid unless the completed form of Proxy is received by Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 on or before 10:00 a.m. (Pacific time) on Tuesday, February 16, 2021 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting.  Proxies delivered after that time will not be accepted.  However, the deadline for the deposit of proxies may be waived by the chairman of the Meeting at his sole discretion without notice.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Daniel M. Allen) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered shareholders may vote at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers' clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (e.g., by way of the internet or telephone).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs").  Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

The Company may utilize the Broadridge QuickVote™ service to assist NOBOs with voting their Common Shares.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has adopted the Notice and Access procedure described in NI 54-101 and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") to distribute its proxy-related materials to the Registered and Beneficial Shareholders.  In addition, the Company has not elected to pay to distribute its Meeting Materials to the OBOs.

The Beneficial Shareholders can expect to receive voting information by Broadridge, or their brokers or their broker's agents as set out above.  The Company will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Beneficial Shareholders.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their brokers, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of Proxy will:

1. be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

2. where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of Management's Nominees to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Structure:	unlimited Common Shares without par value

Issued and Outstanding:	72,201,776 Common Shares as at December 30, 2020 (the "Record Date")

Only shareholders of record holding Common Shares at the close of business on the Record Date, who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid Proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder's name on the list of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.  Shareholders represented by proxyholders are not entitled to vote on a show of hands.

Effective December 13, 2018, the Common Shares were consolidated (the "Share Consolidation") on the basis of one new Common Share for ten old Common Shares (1:10).  Unless otherwise stated, all information in this Information Circular regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been adjusted to reflect the Share Consolidation.

To the knowledge of the directors and executive officers of the Company, the following entities beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the voting securities of the Company as of the Record Date:

Name	No. of Shares	Percentage
Hosken Consolidated Investments Limited	22,349,854 (1)	31.0%
Franklin Resources, Inc. / Franklin Advisers, Inc.	14,368,153 (2)	19.9%
Liberty Mutual Group Asset Management Inc.	11,061,819 (3)	15.3%

Notes:

(1) Based on information publicly available on HCI's SEDI profile as of December 9, 2020, HCI through its wholly owned subsidiary Deepkloof Limited had sole voting and dispositive power with respect to 22,349,854 Common Shares.  On December 29, 2020, HCI filed an advance "Notice of Intention to Distribute Securities under Section 2.8 of National Instrument 45-102 Resale of Securities" stating that HCI shall dispose of up to 2.6 million Common Shares over a three month period in order to rebalance its portfolio due to the recent price increase of the Common Shares.

(2) Based on information Franklin Resources, Inc./Franklin Advisers, Inc. provided to the Company as of November 24, 2020, Franklin Resources, Inc./Franklin Advisers, Inc. had sole voting and dispositive power with respect to 10,072,011 Common Shares.  Franklin Resources, Inc./Franklin Advisers, Inc. also holds an $8.0 million principal amount of convertible notes, 4,296,142 of the underlying shares for which are reported in the table above subject to a 19.9% beneficial ownership limitation.

(3) Based on information LMM provided to the Company as of November 24, 2020, LMM had sole voting and dispositive power with respect to 11,061,819 Common Shares.

PART II - BUSINESS OF THE MEETING

The Meeting will address the following matters:

1. Receiving the Company's audited consolidated financial statements for the financial year ended August 31, 2020, together with the auditor's report thereon.

2. Electing the directors who will serve until the next annual general meeting of shareholders.

3. Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the Board to set their remuneration.

4. Any such other business as may properly be brought before the Meeting.

RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS

The Board has approved the consolidated financial statements of the Company and the auditor's report thereon for the financial year ended August 31, 2020, which will be presented at the Meeting.  No approval or other action needs to be taken at the Meeting in respect of these documents.

ELECTION OF DIRECTORS

The Board has determined the number of directors to be elected at the Meeting at six and currently consists of six directors.

The term of office of each of the current directors will expire at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named by management as proxyholders in the accompanying form of Proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as directors.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (the "Act").

The Governance and Nomination Committee has begun a process to identify a qualified candidate for nomination to the Board for appointment as an additional independent director of the Company.  Should such an appointment occur, it would only be subsequent to the Meeting Date.

Majority Voting Policy

On January 13, 2015, the Board adopted a majority voting policy, as amended on February 18, 2015 (the "Policy").  The Policy requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election will be required to tender an offer to resign (a "Resignation Offer").  The Policy applies only to uncontested elections, which are elections of directors where the number of nominees for election as director is equal to the number of directors to be elected at such meeting.  Following a tender of a Resignation Offer, the Governance and Nomination Committee will consider the Resignation Offer and will recommend to the Board whether or not to accept or reject the Resignation Offer or to propose alternative actions.  The Governance and Nomination Committee will be expected to recommend accepting the Resignation Offer, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board.  Within 90 days following the applicable annual general meeting, the Board will make a determination of the action to take with respect to the Resignation Offer and will promptly disclose by news release its decision to accept or reject the director's Resignation Offer or to propose alternative actions as referenced in the Policy.  If the Board has decided to reject the Resignation Offer or to pursue any alternative action other than accepting the Resignation Offer, then the Board will disclose in the news release its reasons for doing so.  The applicable director will not participate in either the Governance and Nomination Committee or Board deliberations on his or her Resignation Offer.

Nominees for Election as Directors

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, his or her province and country of residence, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly, by him or her and his or her associates and affiliates, as at the Record Date:

Name, Position, Province/State and Country of Residence (1)	Principal Occupation and Occupation During the Past 5 Years	Director since (2)	Number of voting securities beneficially owned or controlled or directed, directly or indirectly (3)
R. Michael Jones (10) President, Chief Executive Officer and Director British Columbia, Canada	President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	Feb. 18, 2002 (4)	23,559 Common Shares (5)
Frank Hallam (10) Chief Financial Officer, Corporate Secretary and Director British Columbia, Canada	Chartered Accountant since 1993; Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	Feb. 18, 2002 (6)	23,488 Common Shares

Name, Position, Province/State and Country of Residence (1)	Principal Occupation and Occupation During the Past 5 Years	Director since (2)	Number of voting securities beneficially owned or controlled or directed, directly or indirectly (3)
Diana Walters (7)(8)(9) Independent Director New York, USA

Consulting specialist primarily in natural resources, principal investing, investment banking/finance and industry management. President of Liberty Metals and Mining Holdings, LLC from Jan 2010 to Oct 2014.

		Jul. 16, 2013	Nil Common Shares
Timothy Marlow (7)(8)(9)(10) Independent Director British Columbia, Canada	Chartered Mining Engineer and Consultant. President of Philippine Gold Consulting LLC from 1995 to 2014; President of Marlow & Associates from 1995 to present.	Jun. 15, 2011	300 Common Shares
John Copelyn (11)(12) Independent Director Cape Town, South Africa	Chief Executive Officer, Hosken Consolidated Investments Limited, a South African black empowerment investment holding company listed on the JSE Securities Exchange, from 1997 to present.	May 15, 2018	22,349,854 Common Shares (12)
Stuart Harshaw (7)(8)(9) Independent Director Ontario, Canada

Principal, Stuart Harshaw Consulting from 2018 to present; President, CEO and Director of Nickel Creek Platinum Corp. from 2020 to present, VP Ontario Operations, Vale Ltd. (Canada) from 2016 to 2017; VP, Base Metals, Marketing & Sales, Vale International SA (Singapore) from 2014 to 2015.

		April 15, 2019	9,600 Common Shares

Notes:

(1) The information as to the province/state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The term of office of each of the directors elected at the Meeting will expire at the next annual meeting of the shareholders of the Company.

(3) The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(4) Served as a director of one of the Company's predecessors from February 24, 2000 to February 18, 2002.

(5) Of these Common Shares, 9,560 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones' wife).

(6) Served as a director of one of the Company's predecessors from March 11, 1983 to February 18, 2002.

(7) Member of the Audit Committee.

(8) Member of the Compensation Committee.

(9) Member of Governance and Nomination Committee.

(10) Member of the Disclosure Committee, a committee established by the Chief Executive Officer and the Chief Financial Officer to assist in the fulfillment of their responsibility to oversee the accuracy and timeliness of disclosures made by the Company.

(11) See section 1(a) "Board of Directors - Disclose identity of directors who are independent" in Schedule "A" attached to this Information Circular regarding independence.

(12) Mr. Copelyn, Chief Executive Officer of HCI, a greater than 20% shareholder of the Company that beneficially owns these Common Shares indirectly through a wholly owned subsidiary, exercises control over these Common Shares.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

PART III - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  The corporate governance practices adopted by the Company are set out in Schedule "A" attached to this Information Circular.

PART IV - STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer ("NEO") of the Company means each of the following individuals:

(a) the chief executive officer ("CEO") of the Company;

(b) the chief financial officer ("CFO") of the Company;

(c) each of the Company's three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at August 31, 2020 whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

(d) each individual who would be a NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at August 31, 2020.

During the financial year ended August 31, 2020 the Company had four NEOs: R. Michael Jones, the President and CEO of the Company; Frank Hallam, the CFO and Corporate Secretary of the Company; Kresimir (Kris) Begic, Vice-President Corporate Development; and Mlibo Mgudlwa, VP of the Company's wholly owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd.  Mr. Begic and Mr. Mgudlwa are not executive officers (as that term is defined under National Instrument 51-102 - Continuous Disclosure Obligations) but constitute NEOs based on paragraph (d) above.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company's executive officers. The Compensation Committee designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company. The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company's compensation philosophy.  The Compensation Committee is comprised of Diana Walters (Chair), Timothy Marlow and Stuart Harshaw, all of whom are independent directors of the Company.

The Company does not currently generate operating cash flow and relies on equity and debt financings to fund its exploration and corporate activities.  Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced NEOs, it must at the same time consider current market and industry circumstances and the Company's liquidity and ability to raise further capital.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company's compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long-term equity-based incentives a significant component of executive compensation.  This approach is based on the assumption that the Company's Common Share price over the long-term is an important indicator of long-term performance.  The Company has two equity-based compensation plans: i) the share compensation plan ('Share Compensation Plan"); and ii) the deferred share unit plan for Directors ("DSU Plan").  The Compensation Discussion and Analysis that follows outlines the Company's executive compensation components and philosophies, which at times, was tempered by the Company's desire to preserve capital considering uncertain economic circumstances.

Officer Compensation Philosophy and Objectives

The Company's principal goal is to create value for its shareholders.  The Company's compensation philosophy reflects this goal, and is based on the following fundamental principles:

(a) Compensation programs align with shareholder interests - the Company aligns the goals of officers with maximizing long-term shareholder value;

(b) Performance sensitive - compensation for officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

(c) Offer market competitive compensation to attract and retain talent - the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

  to attract and retain highly qualified executive officers;

  to align the interests of executive officers with Shareholders' interests and with the execution of the Company's business strategy;

  to evaluate executive performance based on key measurements that correlate to long-term Shareholder value; and

  to tie compensation directly to those measurements and rewards based on achieving and exceeding objectives.

The Company does not have a formal compensation program with set benchmarks; however, the Company does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, including but not limited to the Common Share price, both in the short and the long term, and to align the interests of officers with the interest of the Company's shareholders.  This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options, a significant component of executive compensation (on the assumption that the performance of the Common Share price over the long term is an important indicator of long term performance).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced officers; to align the interests of officers with shareholders' interests and with the execution of the Company business strategy; and to tie compensation directly to those measurements and rewards based on achieving and exceeding performance expectations.

The Compensation Committee has not formally considered the implications of the risks associated with the Company's compensation policies and practices.  Notwithstanding this, risk management is a consideration of the Compensation Committee when implementing its compensation policies and the Compensation Committee does not believe that the Company's compensation policies and practices result in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Company.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management.  Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced officers by providing competitive compensation.  As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining the Company's own approach to executive compensation. Although the Compensation Committee reviews each element of compensation for market competitiveness, it may weigh a particular element more heavily based on a particular NEO's role within the Company.  It is primarily focused on remaining competitive in the market with respect to overall compensation, while maintaining a strong performance bias aligned with Shareholder interests.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its recommendations to the Board.  These companies are used as the Company's primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors. The Compensation Committee also periodically engages an independent executive compensation consulting firm to conduct peer group compensation analysis and provide comparative analysis of relevant industry compensation levels.  Companies identified as the Company's primary benchmark group (the "Peer Group") are listed below in the section following the table under the heading entitled "Executive Compensation - Related Fees".  The Compensation Committee also relies on the experience of its members as officers and/or directors of other companies in similar lines of business as the Company in assessing compensation levels.

The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee's approval and recommendation to the Board.

Elements of Officer Compensation

The Company believes that transparent, objective and rational corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs.  The Company's objective is to establish goals for its NEOs which, if achieved, will enhance Shareholder value.  A combination of fixed and variable compensation is used to motivate officers to achieve overall corporate goals.  For the financial year ended August 31, 2020, the three basic components of officer compensation were:

  base salary;

  annual incentives (cash bonus); and

  share and option-based awards (long-term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and share and option-based compensation represent compensation that is "at risk" and thus may or may not be paid to the respective officer depending on: whether the officer is able to meet or exceed his or her applicable performance expectations; market performance of the Common Shares; and the Company's liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components.  Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the officer's role and responsibilities within the Company.  The focus is on remaining competitive in the market with respect to "total compensation" as opposed to within any one component of executive compensation.

The members of the Compensation Committee have direct experience with officer compensation which enables them to make decisions on the suitability of the Company's compensation policies.  Diana Walters has extensive business experience in the natural resources sector, both as a private equity investor and in operating and directorship roles. Timothy Marlow has served as a director of other publicly listed mining company in addition to being a director of the Company since 2011 and Stuart Harshaw has extensive business experience in mine operations and management of relations with provincial and municipal governments and First Nations.  Collectively, the Compensation Committee is aware of the market compensation levels and can provide guidance on the policies required to ensure the Company has appropriate compensation policies in place.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO.  It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in share and option-based compensation arrangements for each NEO.

Base salary is targeted to be competitive in the marketplace in order to attract and retain qualified individuals to the Company and then typically serves as the foundation for determining annual and long-term incentive plan amounts.  The actual amount of annual incentive is decided based on individual performance and the discretion of the Compensation Committee.  Long-term compensation is targeted to be competitive in the marketplace but is positioned in such a way as to have significant pay at risk and be dependent upon the long-term success of the Company.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the active NEOs.  Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain NEOs critical to the Company's long-term success.  In determining the base salary of a NEO, the Compensation Committee places equal weight on the following criteria:

  the particular responsibilities related to the position;

  salaries paid by comparable businesses;

  the experience level of the officer; and

  his or her overall performance or expected performance (in the case of a newly hired officer).

The Compensation Committee assesses these criteria and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all officers' and employees' compensation levels.

In assessing levels of compensation during the financial year ended 2020, the Compensation Committee considered qualitative elements to reflect overall market conditions, past market practices as well as a discretionary assessment of NEO performance.  Although NEO's met most performance milestones in 2020, based on the Company's 2020 business objectives, the Compensation Committee has not recommended to alter the base salary for any active NEO for fiscal 2020 or to materially alter the Share Compensation Plan.

Since the Company's most recently completed financial year, the Company has not retained any compensation consultant or advisor to assist the board of directors or the Compensation Committee in determining compensation for any of the Company's directors or executive officers.

The Compensation Committee has considered the following Peer Group to determine and review the levels of compensation to be awarded to the NEOs during the financial year ending August 31, 2021:

Battle North Gold Corp.	Marathon Gold Corporation	Sabina Gold & Silver Corp.
Belo Sun Mining Corp.	NexGen Energy Ltd.	SilverCrest Metals Inc.
Gabriel Resources Ltd.	Northern Dynasty Minerals, Ltd.	Solgold plc
Lithium Americas Corp.	Orezone Gold Corp.	Trilogy Metals Inc.
MAG Silver Corp.	Polymet Mining Corp.	Vista Gold Corp.

On an annual basis, the Compensation Committee considers selection criteria for the Peer Group in comparison to that used by various proxy advisory groups. The Compensation Committee considers various factors in assessing the Peer Group, including stage of project development, applicability of financial metrics for pre-cashflow projects, geographical location, and market capitalization of the various peers.  As a result of this assessment, the Compensation Committee may adjust the Peer Group from time to time.  The Compensation Committee will use the Peer Group data to ensure that compensation levels are sufficient and competitive without exceeding average compensation for companies of approximately the same size and stage during the financial year ending 2021.

During the financial year ended August 31, 2020, approximately: $525,000 (2019 - $525,000) was paid as base fees to the Company's President/CEO; $475,000 (2019 - $475,000) was paid as base salary for the Company's CFO; $230,000 (2019 - $230,000) was paid as a base salary for the Company's VP Corporate Development; and $230,000 (2019 - $230,000) was paid as a base salary for the VP Platinum Group Metals (RSA) (Pty) Ltd.  Employee salaries are based on fair market value and individual performance assessed by management.  Incentives and options are considered separately from base salary.

Annual Incentives (Cash Bonus)

Officers are eligible for an annual discretionary bonus, payable in cash.  The Board approves such annual incentives, relying heavily on the recommendations of the Compensation Committee in granting them.  The Compensation Committee assesses each active NEO's performance and his or her respective contribution to the Company's success, and after considering the financial and operating performance of the Company, makes a recommendation to the Board.  Competitive levels of base salary, comparisons and share and option-based awards are considered when setting incentives.  Overall compensation is considered as a whole including annual incentives.  For the CEO, safety is also a consideration for bonus compensation.

Although most performance milestones in the Company's 2020 business plan were met by NEOs during the financial year ended August 31, 2020, no cash bonus amounts were paid to NEOs as of August 31, 2020 due to general market conditions for the Common Shares.

Long Term Compensation (Option-Based and Share-Based Awards)

The Compensation Committee believes that it is important to award incentive stock options and restricted share units ("RSUs") as part of an overall compensation package.  Encouraging its officers and employees to become shareholders of the Company is, in the Compensation Committee's view, the best way to align their interests with those of the Company's shareholders.

Equity participation is accomplished through the Company's Share Compensation Plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Internal experience of the Compensation Committee and Board is used with respect to option levels and comparisons are made to similar companies at the same stage of development in the mining industry.

The Compensation Committee considers stock option grants and RSUs awards when reviewing NEO compensation packages as a whole.  Stock options granted and RSUs awarded to NEOs during the most recently completed financial year are disclosed below under the heading "Summary Compensation Table".

Purchase of Financial Instruments

NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in the Common Shares on September 1, 2015 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial years.

	01-Sep-15	01-Sep-16	01-Sep-17	01-Sep-18	01-Sep-19	01-Sep-20
Platinum Group Metals Ltd.	100	104	24	4	7	9
S&P/TSX Composite Index	100	112	120	132	138	144
S&P/TSX Global Mining Index	100	130	150	143	175	236

As shown in the foregoing graph, the Company's performance has been below the performance of the S&P/TSX Composite Index and S&P/TSX Global Mining Index.  During calendar years 2016 and 2017 the Company's performance was negatively impacted by sub-optimal ramp up at the Maseve Mine and a weakening market outlook for platinum.  The Company undertook in September 2017 to exit conventional platinum mining by agreeing to sell its position in the Maseve Mine. Market conditions over the past several years have been volatile and have particularly impacted the junior mining sector.  Market conditions and associated long term market uncertainties have an impact on officer compensation decisions; however, the Compensation Committee also considers the performance of the officers and the achievement of milestones.  The Company's officers have achieved many planned milestones, notwithstanding market conditions.

In September 2017 the Company completed the sale of its position in the Maseve Mine in a transaction valued at approximately US$74.0 million.  Looking forward, the Company would focus its efforts on the exploration and development of the palladium dominant Waterberg Project.  The Company also closed a transaction in November 2017 to sell an 8.6% interest in the Waterberg Project for US$17.2 million to Impala Platinum Holdings Ltd. ("Implats"), an integrated South African producer of platinum group metals ("PGMs").  Implats was also granted an option to earn and acquire up to a 50.01% interest in the Waterberg Project from the Company and another joint venture partner.  At the Waterberg Project, the Company initiated a definitive feasibility study targeting a large, thick PGM resource with the objective to model a large-scale, fully-mechanized mine.  The Company completed a public offering of 19.7 million pre-Share Consolidation Common Shares for gross proceeds of US$28.75 million in January 2017, a public offering of 15.4 million Common Shares for gross proceeds of US$20 million in April 2017 and issued and sold US$20 million of 6 7/8% convertible senior subordinated notes to certain institutional investors in June 2017.

During the 2018 calendar year, the Company completed a successful drill program at the Waterberg project and in September 2018 filed a Mining Right Application with the Government of South Africa.  In October 2018, the Company published an updated, larger, higher confidence resource estimate for the Waterberg Project for inclusion in a definitive feasibility study to be completed in calendar 2019.  In April 2018, the Company completed the sale of its interests in the Maseve Mine.  In May 2018, the Company completed a private placement offering of 15.1 million pre-Share Consolidation units for gross proceeds of US$2.26 million and a public offering of 117.5 million pre-Share Consolidation units for gross proceeds of US$17.62 million.  Each private and public unit was comprised of one pre-Share Consolidation Common Share and one pre-Share Consolidation Common Share purchase warrant exercisable at a price of US$0.17 per share until November 15, 2019.  During the calendar year, the Company paid US$46.98 million in settlement of all indebtedness under a first secured loan facility provided by a group of lenders led by the Sprott Resource Lending Partnership and also repaid US$23.16 million in settlement of the production payment liability (US$15 million) and partial settlement of a second secured loan facility (US$8.16 million), both due to Liberty Metals & Mining Holdings, LLC.

During calendar 2019, the Company achieved significant advancement corporately and on the Waterberg Project.  On December 19, 2019, the Company announced the closing of a non-brokered private placement of 3,225,807 Common Shares for gross proceeds of US$4.0 million.  On September 24, 2019, the Company and its joint venture partners announced the positive results of a definitive feasibility study for the Waterberg Project, including an updated mineral resource assessment.  On August 21, 2019, the Company closed a bought deal public offering of 8,326,957 Common Shares for gross proceeds of approximately US$10.4 million.  In addition, the Company closed a private placement sale of 7,575,758 Common Shares for gross proceeds of US$10.0 million and a private placement sale of 6,940,000 Common Shares to Deepkloof for gross proceeds of approximately US$9.2 million.  The Company used a portion of the US$29.6 million in gross proceeds from the share sales described above together with a US$20.0 million advance under a new secured loan facility to fully repay US$43.0 million in outstanding principal and accrued interest due under a secured loan facility with Liberty Metals & Mining Holdings, LLC.  On June 28, 2019, the Company announced the closing of a non-brokered private placement with Deepkloof of 1,111,111 Common Shares for gross proceeds of US$1.3 million.  On February 4, 2019, the Company announced the closing of a non-brokered private placement of 3,124,059 Common Shares for gross proceeds to the Company of US $4.155 million.

During calendar 2020, the Company continued to advance corporately and on the Waterberg Project.  In late calendar 2020 and Environmental Authorization was granted for the Waterberg Project by the South African Department of Mineral Resources and Energy. An application for the grant of a Mining Right for the project is in process and is expected to be approved in early calendar 2021.  On December 8, 2020, the Company closed a non-brokered private placement of 1,121,076 Common Shares to Deepkloof for gross proceeds of US$2.5 million.  On September 4, 2020, the Company entered into the Sales Agreement with BMO Capital Markets Corp. whereby the Company may sell its Common Shares from time to time, in the United States only, for up to US$12.0 million in aggregate sales proceeds through an At-The-Market Offering ("ATM").  The ATM was completed on November 30, 2020 with the sale of 5,440,186 Common Shares through the ATM at an average price of US$2.21 per Common Share for aggregate gross proceeds of US$12 million.  On October 15, 2020, the Company closed a non-brokered private placement of 1,146,790 common shares to Deepkloof for gross proceeds to the Company of US$2.5 million.  In September 2020, a post feasibility study Implementation and Optimization study funded by Implats was completed on the Waterberg Project at a cost of approximately US$1.50 million.  On June 17, 2020, the Company closed a non-brokered private placement of 1,221,500 Common Shares for gross proceeds to the Company of US$1.71 million.  On June 15, 2020, Implats elected not to exercise their option to purchase and earn into a 50.01% interest in the Waterberg Project due to the unprecedented events brought about by the COVID-19 pandemic and Implats re-evaluation of the impact of increased economic uncertainty in the short, medium and long term.  Implats indicated they intend to continue discussions in good faith on potential smelter offtake arrangements and reiterated their support for the Waterberg Project and plans to remain an active 15% participant, including funding of their share of costs, subject to future considerations.

From September 1, 2015 to August 31, 2020, the share price of the Company has decreased by approximately 92% compared to an increase in the S&P/TSX Composite Index of approximately 22% and an increase in the S&P/TSX Global Mining Index of approximately 10% during the corresponding period.

Share-Based and Option-Based Awards

It is generally recognized that share and option-based awards aid in attracting, retaining and encouraging individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

In February 2017, the Company adopted a Share Compensation Plan (as amended in February 2020) to provide for the award of RSUs and grant stock options to its directors, executive officers, key employees and consultants (the "Eligible Persons") of the Company and its Subsidiaries for the purpose of advancing the interests of the Company and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Company and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

The Compensation Committee determines the ranges of stock option grants and RSUs awards for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants and makes recommendations to the Board accordingly.  Individual grants and awards are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company.  The existing number and terms of the outstanding options and RSUs are considered when granting new options and RSUs.  The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of ten years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of stock options and RSUs which may be issued under the Share Compensation Plan in the aggregate and in respect of any financial year is limited under the terms of the Share Compensation Plan and cannot be increased without shareholder approval.  Details of the Company's Share Compensation Plan are provided below under "Securities Authorized for Issuance under Equity Compensation Plans".  There was no re-pricing of stock options under the Share Compensation Plan or otherwise during the most recently completed financial year.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended August 31, 2020, August 31, 2019 and August 31, 2018 in respect of each NEO.

NEO Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards(2)(4) ($)	Option- Based Awards(3)(4) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
R. Michael Jones CEO (4)	2020 2019 2018	525,000 525,000 525,000	107,413 30,220 Nil	426,550 229,964 6,968	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,058,963 785,184 531,968

NEO Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards(2)(4) ($)	Option- Based Awards(3)(4) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Frank Hallam CFO (5)	2020 2019 2018	475,000 475,000 475,000	96,957 27,342 Nil	377,627 199,334 6,194	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	949,584 701,676 481,194
Kresimir (Kris) Begic VP Corporate Development	2020 2019 2018	230,000 230,000 230,000	42,059 13,239 Nil	170,621 92,010 2,903	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	442,680 335,249 232,903
Mlibo Mgudlwa VP Platinum Group Metals (RSA) (Pty) Ltd (6)	2020 2019 2018	202,300 224,571 235,118	19,863 6,025 Nil	54,301 40,120 2,478	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	276,464 270,716 237,596

Notes:

(1) Financial year ended August 31st.

(2) Share-based awards consist of RSUs which are subject to vesting criteria.  The Share-based awards value is based on the fair market value of the stock price at the time of grant and recognized over the respective vesting periods.

(3) Amount is based on the fair value of the award on the date of grant for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a2 reliable single measure of the fair value of the Company's stock options.

(4) Share-Based Awards and Option-Based Awards consist of RSUs and Stock Options granted under the Share Compensation Plan as described above under Long Term Compensation (Option-Based and Share-Based Awards).

(5) Also, a director of the Company.  No fees are paid to the NEO in his role as a director.

(6) Salary paid in South African Rand.  Canadian dollar value is subject to exchange rate fluctuations between the South African Rand and the Canadian dollar.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Pursuant to the terms of an employment agreement dated August 1, 2012 (the "Jones Employment Agreement"), R. Michael Jones is employed as the Company's President and CEO.  Pursuant to the Jones Employment Agreement, Mr. Jones' annual compensation is $525,000 effective July 1, 2016 and payable in semi-monthly installments.  The Jones Employment Agreement also includes a change of control provision, which is described more fully below at "Termination of Employment, Change in Responsibilities and Employment Contracts".  Mr. Jones is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 5, 2012 (the "Hallam Employment Agreement"), Frank Hallam is employed as the Company's CFO.  Pursuant to the Hallam Employment Agreement, Mr. Hallam's annual compensation is $475,000 effective July 1, 2016 and payable in semi-monthly installments.  The Hallam Employment Agreement also includes a change of control provision, which is described more fully below at "Termination of Employment, Change in Responsibilities and Employment Contracts".  Mr. Hallam is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 25, 2012 (the "Begic Employment Agreement"), Kresimir (Kris) Begic is engaged as the Company's VP of Corporate Development.  Pursuant to the Begic Employment Agreement, Mr. Begic's annual compensation is $230,000 effective July 1, 2016 and payable in semi-monthly instalments.  The Begic Employment Agreement also includes a change of control provision, which is described more fully below at "Termination of Employment, Change in Responsibilities and Employment Contracts".  Mr. Begic is also eligible for an annual discretionary bonus.

The Jones Employment Agreement, the Hallam Employment Agreement and the Begic Employment Agreement are collectively the "Employment Agreements".

Pursuant to the terms of an employment agreement dated June 28, 2011 (the "Mgudlwa Employment Agreement"), Mlibo Mgudlwa is engaged as VP of Platinum Group Metals (RSA) (Pty) Ltd.  Pursuant to the Mgudlwa Employment Agreement, Mr. Mgudlwa's annual compensation effective May 1, 2016 is Rand 2,467,975 (approximately $242,409 and payable in semi-monthly instalments.  Mr. Mgudlwa is also eligible for an annual discretionary bonus.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs.  The closing price of the Common Shares on the TSX on August 31, 2020 was $3.12.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not been vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)	Market or Payout Value of vested Share-Based Awards not paid out or distributed ($)
R. Michael Jones	375,000 500,000	2.61 1.81	Apr 9, 2024 Dec 2, 2024	191,250 655,000	93,439	291,531	52,165
Frank Hallam	325,000 450,000	2.61 1.81	Apr 9, 2024 Dec 2, 2024	165,750 589,500	84,255	262,875	47,197
Kresimir (Kris) Begic	150,000 200,000	2.61 1.81	Apr 9, 2024 Dec 2, 2024	76,500 262,000	39,650	123,708	22,854
Mlibo Mgudlwa	65,000 45,500	2.61 1.81	Apr 9, 2024 Dec 2, 2020	33,150 59,605	16,667	52,000	10,400

Note:

(1) This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $3.12, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the financial year ended August 31, 2020.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
R. Michael Jones	63,750	52,165	N/A
Frank Hallam	55,250	47,197	N/A
Kresimir (Kris) Begic	25,500	22,854	N/A
Mlibo Mgudlwa	11,050	10,400	N/A

Note:

(1) This value is calculated as the difference between the market price of the Common Shares and the exercise price of the options on the vesting date.

Subsequent to August 31, 2020, 1,195,000 options were granted to NEOs, subject to vesting over a three year period, at an exercise price of $6.58 per share for a five year term ending December 16, 2025.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or officers and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements in respect of remuneration received or that may be received by the NEOs in the Company's most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities).

No termination or change of control payments are payable to Mr. Mgudlwa pursuant to the Mgudlwa Employment Agreement.

Pursuant to the Employment Agreements, each of R. Michael Jones, Frank Hallam and Kresimir (Kris) Begic (hereinafter referred to as "Jones", "Hallam" and "Begic", respectively; each an "Officer" and collectively, the "Officers") may resign by giving 90 days' written notice and thereafter be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the "Final Wages").

If an Officer is terminated without cause or resigns for good cause (as defined below), the Company will pay the Officer:

  the Final Wages;

  an additional amount equal to 12 months (24 months for Jones and Hallam) of the Officers' annual salary (the "Severance Period"), and the Officer's current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the "COC Severance"):

  Final Wages;

  an additional amount equivalent to 24 months' annual salary (the "COC Severance Period");

  an additional lump sum equal to the sum of the amounts paid as bonuses to the Officer in respect of the completed three bonus years preceding the date of termination divided by 36 (the "Average Monthly Bonus") multiplied by the number of completed months in the current bonus year through to the termination date;

  an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and the Officers' current benefits will continue until the earlier of the end of the COC Severance Period and the Officers' receipt of similar benefits through other employment.

In addition, each Officer shall have a special right to resign on one month's written notice, delivered within 60 days following a Change of Control, in which case the Officer will be entitled to receive the COC Severance.

Upon a Change of Control, any non-vested options held by the Officer will be deemed vested on a Change of Control.  Where the Change of Control is a transaction in which the shares of the Company are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit the Officer, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the options shall revert to their original terms, including as to vesting and all options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

Definitions

"Change of Control" means:

(a) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares of the Company which, when added to all other Common Shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares of the Company;

(b) the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company's Board who were not nominees of the Company's incumbent Board at the time immediately preceding such election;

(c) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d) a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity's outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

"good cause" means the occurrence of one of the following events without the Officer's written consent:

(a) upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company;

(b) a material reduction in the Officer's responsibilities, title or reporting, except as a result of the Officer's disability;

(c) any reduction by the Company in the Officer's then current annual salary; or

(d) relocation of the Officer's principal office location by more than 25 kilometres.

An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on August 31, 2020, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
NEO	Resignation	Termination Without Cause and Resignation for Good Cause	Change of Control
R. Michael Jones	N/A	1,050,000	1,050,000
Frank Hallam	N/A	950,000	950,000
Kresimir (Kris) Begic	N/A	230,000	460,000
Mlibo Mgudlwa	N/A	N/A	N/A

Except as described above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the NEOs in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, Change of Control, etc.) or a change in responsibilities.

Significant Conditions or Obligations Attached to Payment and Benefits

Pursuant to the terms of their respective Employment Agreements, the Officers have agreed:

  to devote such of their time and attention to the affairs and business of the Company and its subsidiaries as required to faithfully fulfill their duties as an officer of the Company;

  not to divulge any confidential information or secrets of the Company to any person or persons without the prior consent in writing of the directors;

  not to participate in the management of any business operation engaged in mineral operation within 10 km of any mineral property being mined, explored or developed by the Company within 12 months of termination without the written consent of the directors; and

  to communicate immediately to the directors all business opportunities which come to the Officers in their position with the Company and to assign ownership of all business opportunities, inventions and improvements in the nature of the business of the Company that the Officers may conceive, make or discover while employed by the Company and such opportunities, inventions and improvements shall become the exclusive property of the Company without any obligation on the Company to make further payment.

Other than as provided above, as at August 31, 2020, there were no employment contracts between the Company and any NEO to compensate such NEO in the event of resignation, retirement or any other termination of the NEO's employment with the Company or its subsidiaries, a Change of Control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a Change of Control.

Clawback Policy

As a measure of accountability and to ensure that performance-based compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any such compensation received by an executive officer in the event that there is a financial restatement or correction to the Company's financial statements and the Board, or its designees (the "Administrators") determine that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation.

If a financial restatement occurs, and if the Administrators determine: (i) that the amount of any performance-based compensation actually issued, paid, granted, or awarded to any executive officer of the Company would have been a lower amount had it been calculated based on such restated financial results; and (ii) that such executive officer engaged in fraud or intentional illegal conduct which materially contributed to the need for such Financial Restatement, then the Administrators shall, except as provided below, cancel, rescind, or otherwise seek to recover from such executive officer for the benefit of the Company, and such executive officer will be required to forfeit or repay to the Company, the after-tax portion of the difference between the Awarded Compensation and the Actual Compensation.

The Administrators shall not seek such cancelation, rescission, forfeiture, or recovery from an executive officer to the extent the Administrators determine: (i) that to do so would be unreasonable; or (ii) that it would be better for the Company not to do so.

PART V - COMPENSATION OF DIRECTORS

The following table describes all amounts of compensation provided to the non-NEO directors of the Company for the financial year ended August 31, 2020 (table denominated in Canadian Dollars)

Director Name (1)	Fees Earned (2) ($)	Share- Based Awards ($)	Option- Based Awards (5) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Timothy Marlow (3)	75,518	Nil	14,149	39,731	Nil	129,398
Diana Walters (3)	86,351	Nil	14,149	39,731	Nil	140,231
John Copelyn (4)	62,931	Nil	14,149	38,392	Nil	115,472
Stuart Harshaw (3)	73,765	Nil	14,149	31,697	Nil	119,611

Notes:

(1) Relevant disclosure has been provided in the Summary Compensation Table above, for directors who receive compensation for their services as a director who are also NEOs.

(2) This Compensation of Directors Table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as described below.

(3) Fees paid as to 50% in cash and 50% in deferred share units ("DSUs").  See below for the definition of DSUs.

(4) Fees paid as to 100% in DSUs.

(5) Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

SCHEDULE OF DIRECTORS' FEES AND NARRATIVE DESCRIPTION

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which the non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the financial year ended August 31, 2020.

Except as noted below, none of the Company's current non-NEO directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company's most recently completed financial year.

The fees payable during calendar year 2020 to the non-NEO directors of the Company are for their service as directors and as members of committees of the Board and were as follows:

Board or Committee Name	Annual Retainer (US$)	Per Diem (US$)
Board of Directors	$50,000	Nil
Board Chairman	$15,000	Nil
Chair of the Audit Committee	$15,000	Nil
Other Committee Chairs	$10,000	Nil
Special Assignments	Nil	$1,000/day

Directors' fees are recommended by the Compensation Committee based on a review of prevailing market conditions and a comparison to peer group companies with similar lines of business, market capitalization and public stock exchange listings.  This recommendation is then subject to the approval of the Board.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS TO DIRECTORS

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-NEO directors.  The closing price of the Company's Common Shares on the TSX on August 31, 2020 was $3.12.

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Timothy Marlow	16,800 12,000	2.61 1.81	Apr 24, 2024 Dec 2, 2024	24,288	80,945	252,548
Diana Walters	16,800 12,000	2.61 1.81	April 24, 2024 Dec 2, 2024	24,288	80,945	252,548
John Copelyn	16,800 12,000	2.61 1.81	Apr 24, 2024 Dec 2, 2024	24,288	80,108	249,937
Stuart Harshaw	16,800 16,800	2.61 1.81	Apr 24, 2024 Dec 2, 2024	24,288	75,924	236,883

Note:

(1) This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $3.12, and the exercise or base price of the option.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The Company does not have any incentive plans pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the directors.

The following table sets forth details of the value vested or earned by each non-NEO director during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Timothy Marlow	5,240	32,673	Nil
Diana Walters	5,240	32,673	Nil
John Copelyn	5,240	31,368	Nil
Stuart Harshaw	5,240	24,838	Nil

Note:

(1) This value is calculated as the difference between the market price of the Common Shares and the exercise price of the options at year end.

DEFERRED SHARE UNIT PLAN FOR DIRECTORS

In February 2017, the Board adopted the DSU Plan effective concurrently with the Share Compensation Plan adoption. The DSU Plan permits directors who are not salaried officers or employees of the Company or a related corporation (referred to as "Eligible Directors") to convert into deferred share units ("DSUs") the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the "Board Fees").  Only Eligible Directors are permitted to participate in the DSU Plan.  The DSU Plan is administered by the Board or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee (the "DSUP Administrators").

With respect to the conversion of Board Fees into DSUs, each Eligible Director may, under the DSU Plan, elect to convert a minimum of 20% up to a maximum of 100%, in 10% increments, of his or her future Board Fees for the relevant period into DSUs in lieu of being paid such fees in cash.  On the date on which the relevant Board Fees are payable, the number of DSUs to be credited to a participating Eligible Director (a "DSU Participant") will be determined by dividing an amount equal to the designated percentage of the Board Fees that the DSU Participant has elected to have credited in DSUs on that fee payment date, by the market value of a Common Share on that fee payment date.  Eligible Directors will be entitled to make an election under the DSU Plan in respect of the period from January 1 through December 31 no later than December 31 of the prior year.  Newly elected Eligible Directors, and all Eligible Directors on the date hereof, will have 30 days from the date of his/her appointment or the date the DSU Plan is effective, as applicable, to make an election in respect of the remainder of such calendar year. All such elections will be irrevocable in respect of such period.

If a DSU Participant becomes a salaried officer or an employee of the Company or a related corporation, such DSU Participant shall thereupon be suspended from further participation in the DSU Plan in the manner set out in the DSU Plan.

The DSUP Administrators may also, in their sole discretion from time to time, award DSUs to one or more Eligible Directors for the purposes of providing additional equity related remuneration to such Eligible Directors in respect of future services as an Eligible Director. With respect to the award of such DSUs, the DSUP Administrators will determine when DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of DSUs, if any, and all other terms and conditions of each award. Unless the DSUP Administrators determine otherwise, such DSUs will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The DSUP Administrators may consider alternatives for vesting criteria related to the Company's performance and will have the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan will also provide that: (a) where the Termination of Board Service (as defined below) of a DSU Participant (or termination of service as a salaried officer or employee, if applicable) occurs as a result of the DSU Participant's death, all unvested DSUs of that DSU Participant will vest effective on the date of death; and (b) if there is a change of control (as such term is defined in the DSU Plan), all unvested DSUs will vest immediately prior to such change of control.

If cash dividends are paid by the Company on the Common Shares, a DSU Participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the DSU Participant holds on the record date for the payment of such dividend.

Canadian DSU Participants will not be entitled to redeem any DSUs (regardless of their vested status) until after the DSU Participant ceases to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death (each, a "Termination of Board Service"), or termination of service as a salaried officer or employee, if applicable.

Except with respect to U.S. Eligible Directors (defined below) a DSU Participant (or the DSU Participant's legal representative, as the case may be) will be permitted to redeem his or her vested DSUs no earlier than following Termination of Board Service (and termination of service as a salaried officer or employee, if applicable) by giving written notice to the Company to redeem on one or more dates specified by the DSU Participant (or the DSU Participant's legal representative, as the case may be), which dates shall not, in any event, be earlier than the tenth day following the release of the Company's quarterly or annual financial results immediately following such termination, or later than December 1 of the first calendar year commencing after the time of such termination. The DSUs of an Eligible Director who is a citizen or resident of the United States, as defined in the United States Internal Revenue Code of 1986, as amended (the "Code"), and any other Eligible Director who is subject to tax under the Code with respect to DSUs granted pursuant to the DSU Plan (each, a "U.S. Eligible Director") will be redeemed during the calendar year following the year in which the U.S. Eligible Director experiences a "separation from service" (as defined in the Code) on a date selected by the Company. Upon redemption of DSUs, the Company will pay to the DSU Participant (or the DSU Participant's legal representative, as the case may be) a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by the market value of a Common Share on the redemption date, net of any applicable deductions and withholdings. The DSU Plan will not entitle any DSU Participant to acquire Common Shares in connection with the redemption of vested DSUs under the DSU Plan.

The DSU Plan will also contain provisions that apply to DSU Participants who are subject to tax in both the United States and Canada.  For such DSU Participants, in limited circumstances specified in the DSU Plan where there is a conflict in the requirements of U.S. tax laws and Canadian tax laws, the relevant DSUs will be forfeited.

As of December 2019, one Eligible Director elected to convert 100% of his Board fees, and three Eligible Directors elected to convert 50% of his or her Board Fees, that would otherwise be payable for the period from January 1, 2020 to December 31, 2020, into DSUs.  During 2020, the Company credited an aggregate of 91,699 DSUs in lieu of Board Fees and 240,000 DSUs in lieu of awards.

The Board Fees related to the period from January 1, 2021 to December 31, 2021 will be payable as to 100% in DSUs to one Eligible Director and 50% in cash and 50% in DSUs to three Eligible Directors at their election.

PART VI - OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and during the most recently completed financial year, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(a) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program or otherwise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the Share Compensation Plan as of August 31, 2020, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (a)	Weighted-Average Exercise Price of Outstanding Options and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plan Approved By Shareholders	3,650,870	$1.92	2,758,637
Equity Compensation Plan Not Approved By Shareholders	N/A	N/A	N/A
Total	3,650,870(1)	$1.92(2)	4,082,739(3)

Notes:

(1) Comprised of 3,182,500 outstanding options and 468,370 outstanding RSUs.

(2) Pertaining only to the exercise price of outstanding options.

(3) 6,409,507 securities available for issuance under the Share Compensation Plan as of August 31, 2020 less 3,182,500 outstanding options and 468,370 outstanding RSUs.

Share Compensation Plan

The Share Compensation Plan was adopted by the Company after it was approved by the shareholders at the annual general meeting held on February 23, 2017 and amended at the Company's annual general meeting held on February 20, 2020.  The Share Compensation Plan governs all grants of RSUs and options to purchase Common Shares (the "Options").

The Share Compensation Plan is a 10% "rolling" plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Share Compensation Plan, options previously granted under the Stock Option Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan provides participants (each, an "SCP Participant"), who may include participants who are citizens or residents of the United States (each, a "US-SCP Participant"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares.  Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company.  Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award.  See "Restricted Share Units - Vesting Provisions" below.  The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant.  See "Options - Vesting Provisions" below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of SCP Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that: (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; or (ii) otherwise satisfies the requirements to participate in an "employee benefit plan" as defined in Rule 405 under the United States Securities Act of 1933, as amended (the "1933 Act") registered by the Company on Form S-8).  Non-employee directors of the Company are not eligible to participate in the Share Compensation Plan in respect of RSUs.  Under the Share Compensation Plan, non-employee directors of the Company continue to be eligible to participate in respect of Options; however, only on a limited basis.  See "Restrictions on the Award of RSUs and Grant of Options" below.  Under the Stock Option Plan, directors of the Company had technically been eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the "SCP Administrators") based on the recommendation of the compensation committee of the Board (the "Compensation Committee").  The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares that are available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant.

As of the date of this Information Circular, the Company has 72,201,776 Common Shares issued and outstanding;  the aggregate number of Common Shares that may be issuable pursuant to RSUs and options outstanding under the Share Compensation Plan is 4,949,998 Common Shares (being approximately 6.86% of the issued and outstanding Common Shares and approximately 68.56% of the total Common Shares that may be issuable under the Share Compensation Plan); and the number of Common Shares that are available pursuant to RSUs and options that may be granted or awarded under the Share Compensation Plan is 2,270,180 Common Shares (being approximately 3.14% of the issued and outstanding Common Shares and approximately 31.44% of the total Common Shares that may be issuable under the Share Compensation Plan).

Burn Rate

The security-based compensation plan of the Company, as defined under Section 613 of the TSX Company Manual, is comprised of the Share Compensation Plan.  The annual burn rate for the options issued under the Share Compensation Plan was Nil for the fiscal year 2020, 4.78% for the fiscal year 2019 and Nil for the fiscal year 2018 while the annual burn rate for the RSUs issued under the Share Compensation Plan was Nil for the fiscal year 2020,  0.69% for the fiscal year 2019 and Nil for the fiscal year 2018.  The burn rate is calculated by dividing the number of securities granted during the relevant fiscal year by the weighted average number of Common Shares outstanding as at August 31 for the applicable fiscal year.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options apply as follows:

(a) the number of Common Shares issuable under the Share Compensation Plan to any one SCP Participant (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 5% of the Common Shares then issued and outstanding;

(b) the total number of Common Shares reserved and available for grant and issuance pursuant to the Share Compensation Plan (cannot exceed 10% of the Common Shares then issued and outstanding (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries);

(c) the number of Common Shares issuable to insiders under the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding;

(d) the number of Common Shares issued to insiders under the Share Compensation Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding; and

(e) the number of Common Shares reserved for issuance to SCP Participants who are non-employee directors pursuant to Options under the Share Compensation Plan shall be limited to the lesser of:

(i) 1% of the Common Shares then issued and outstanding; and

(ii) $1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units

The total number of RSUs that may be awarded shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

(a) Mechanics for RSUs

RSUs awarded to SCP Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded will conditionally entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the award have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by purchasing Common Shares in the open market or by making a lump sum cash payment of equivalent value.

(b) Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the SCP Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may be determined by the  SCP Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a SCP Participant for each RSU that vests may fluctuate based on the Company's performance and/or the market price of the Common Shares, in such manner as determined by the SCP Administrators; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the SCP Administrators may approve from time to time) (each an "RSU Agreement"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the SCP Administrators' current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Company's annual incentive compensation program, and performance-based vesting provisions as a component of the Company's long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

(c)  Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an "Event of Termination"). In such circumstances, any and all Common Shares corresponding to any vested RSUs will be issued (and with respect to each RSU of a US-SCP Participant, such RSU will be settled and Common Shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 90 days following such date of vesting); and unless otherwise determined by the SCP Administrators in their discretion, any unvested RSUs will automatically be forfeited and cancelled (and with respect to any RSU of a US-SCP Participant, if the SCP Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and Common Shares delivered following the date of vesting of such RSU as set forth in the applicable RSU Agreement.) Notwithstanding the above, if a person retires in accordance with the Company's retirement policy at such time, any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The total number of Common Shares that may be issuable on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.

(a) Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan's reserve.

(b) Vesting Provisions

The Share Compensation Plan provides that unless otherwise determined by the SCP Administrators, Options shall vest and become exercisable in respect of 33 1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the grant date of such Options.

(c) Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the SCP Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause each Option held by the SCP Participant, whether or not then exercisable, will automatically be cancelled and may not be exercised by the SCP Participant.

(d) Other Terms

Cashless exercise of Options shall only  be available to an SCP Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the SCP Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options. If an eligible SCP Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators , a sufficient number of  the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the SCP Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the SCP Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time.  The Company may not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

The SCP Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the "Fair Market Value" of a Common Share (defined in the Share Compensation Plan as the weighted average trading price of a Common Share on any exchange in Canada for the last five trading days or, if the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day will be determined by the SCP Administrators with reference to such factors or such information as the SCP Administrators in their discretion deem appropriate) on the date the Option is granted. The exercise price of Options granted to US-SCP Participants shall not be less than the greater of (i) the Fair Market Value of a Common Share on the grant date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date the Option is granted.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that any unvested Options will vest at such time as determined by the SCP Administrators such that SCP Participants will be able to participate in a Change of Control, as defined in the Share Compensation Plan, including by surrendering such Options to the Company or a third party or exchanging such Options, for consideration in the form of cash or other securities. Additionally, any exchange, substitution or amendment of Options of US-SCP Participants will occur only to the extent and in a manner that is permitted under the Code and the 1933 Act.

Unless otherwise determined by the Board, in the event of a Change of Control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of an SCP Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the SCP Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment , as determined by the SCP Administrators, shall not exceed the value of such Option or RSU prior thereto, as determined by the SCP Administrators. Changes or adjustments to Options and RSUs of US-SCP Participants will be in accordance with the requirements of the Code and will comply with the vesting provisions of the Share Compensation Plan. The SCP Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to reorganizations.

If there is a Change of Control transaction, the SCP Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as determined by the SCP Administrators in their sole discretion such that SCP Participants will be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Company or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the SCP Administrators, subject, in the case of a US-SCP Participant, to the applicable requirements of Section 409A of the Code.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any SCP Participant provided that such amendment shall:

(a) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and, with respect to RSUs and Options of US-SCP Participants, such amendment will not create adverse tax consequences;

(b) be subject to any regulatory approvals including, where required, the approval of the TSX and the NYSE American; and

(c) be subject to shareholder approval, where required, by the requirements of the TSX and the NYSE American, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or RSU (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v) the introduction of features to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of SCP Participants to such broker who would purchase Common Shares in the open market for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vi) the introduction of features to the Share Compensation Plan that would permit the Company to make lump sum cash payments to SCP Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vii) the introduction of a cashless exercise feature (payable in cash or securities), which would provide for up to the full deduction of the number of underlying securities from the Share Compensation Plan reserve; and

(viii) change the application of Reorganization Adjustments provisions in section 6.3 or the Change of Control provisions in section 6.2).

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits referred to above under "Restrictions on the Award of RSUs and Grant of Options";

(c) permit the award of RSUs to non-employee directors of the Company or a change in the limitations on grants of Options to non-employee directors;

(d) permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(e) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(g) amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed below, none of the proposed directors (or any of their personal holding companies) of the Company:

(a) is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager, or trustee appointed to hold its assets; or

(c) has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

For the purposes of (a)(i) and (a)(ii) above, an "order" means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

Mr. Jones and Mr. Hallam were directors of Nextraction Energy Corp. ("Nextraction") until May 14, 2020.  Nextraction was previously subject of Cease Trade Orders issued by the Alberta Securities Commission ("ASC") and the British Columbia Securities Commission ("BCSC") in May 2015 for failure to file annual audited financial statements, annual management's discussion and analysis, and certification of annual filings for the year ended December 31, 2014.  The CTOs were revoked by both the ASC and the BCSC in February 2019 following the filing of all required financial and continuous disclosure documents by Nextraction.

Ms. Walters was previously a director of Alta Mesa Resources, Inc. ("AMR"), an independent energy company focused on the development and acquisition of unconventional oil and natural gas reserves in the Anadarko Basin in Oklahoma.  On September 11, 2019, AMR announced that AMR and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas in order to allow AMR to reorganize its capital structure.  On June 10, 2020, Ms. Walters advised the Company that her duties as a board member of AMR had ended and that AMR had completed its bankruptcy reorganization process.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than previously described in this Information Circular, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company and its subsidiaries are, to any substantial degree, performed other than by their respective directors or executive officers.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

AUDIT COMMITTEE

Under National Instrument 52-110 - Audit Committees, companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee's charter, the composition of the audit committee and the fees paid to the external auditor.  Please refer to the Company's Annual Report on Form 20-F filed November 25, 2020, which was also filed as the Company's 2020 Annual Information Form, with respect to the financial year ended August 31, 2020 (the "AIF") under "Item 6. Directors, Senior Management and Employees - C. Board Practices - Audit Committee" therein.  A copy of the AIF has been filed on the Company's profile on the SEDAR website (www.sedar.com) and the Company will, upon request from a shareholder, provide a copy of the AIF free of charge.

OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons designated by management as proxyholders in the form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under Company Profiles - Platinum Group Metals Ltd.  The Company's financial information is provided in the Company's comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website.  Shareholders of the Company may request copies of the Company's consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, attention R. Michael Jones, President; or by telephone at 604-899-5450.

SCHEDULE "A" - CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company's Approach

1. Board of Directors

(a) Disclose identity of directors who are independent.

(a) The following directors have been determined by the Board to be independent, in accordance with National Instrument 58-101, as they are not members of management and, in the view of the Board, they do not have a relationship which could be reasonably expected to, interfere with the exercise of their independent judgement, other than interests and relationships arising from shareholding: Diana Walters, Timothy Marlow, John Copelyn and Stuart Harshaw.

Mr. Copelyn is the Chief Executive Officer of HCI, one of the major shareholders of the Company as disclosed in the Information Circular to which this schedule is attached. In determining that Mr. Copelyn is independent, the Board and the Governance and Nomination Committee have considered a number of factors, including that:

• Mr. Copelyn is not a member of management and receives no compensation from the Company other than fees in relation to his services as a director;

• Mr. Copelyn does not personally own, directly or indirectly, any common shares of the Company and has advised the Company that he beneficially owns approximately [8%] of the shares of HCI;

• HCI has not sought to exercise control over management or the policies of the Company; and

• Mr. Copelyn has demonstrated, since becoming a member of the Board in 2018, that he has an interest in the viability, growth and prosperity of the Company and is committed to corporate governance practices that include the engagement and oversight of effective management, as well as the election of independent directors.

The Board and the Governance and Nomination Committee will continue to periodically review Mr. Copelyn's independence; and

As previously disclosed, the Company has commenced a process to nominate an additional independent director which process remains ongoing. The Company plans to appoint an additional independent director during calendar 2021.

In the view of the Board and the Governance and Nomination Committee, Mr. Copelyn is able to and does represent the interests of shareholders as he fulfills his duties on the Board

-A 2-

Corporate Governance Disclosure Requirement	The Company's Approach
(b) Disclose identity of directors who are not independent and describe the basis for that determination.

(b) The Company's two non-independent directors are R. Michael Jones and Frank Hallam, the Company's President & CEO and CFO & Corporate Secretary, respectively.  These two directors are non-independent insofar as they have a material relationship with the Company by virtue of their senior executive positions with the Company.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

(c) A majority of the Board is independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d) The following directors are currently also directors of other issuers as listed:

Director
Company
R. Michael Jones
West Vault Mining Inc. (TSX Venture Exchange ("TSXV"))
Diana Walters
Atmos Energy Corporation (NYSE)
Trilogy Metals Inc. (TSX, NYSE American)
John Copelyn
Hosken Consolidated Investments Limited
(Johannesburg Stock Exchange ("JSE"))
Tsogo Sun Hotels Ltd. (JSE)
Deneb Investments Ltd. (JSE)
eMedia Holdings Ltd. (JSE)
Montauk Holdings Ltd. (JSE)
Niveus Investments Ltd. (JSE)
Tsogo Sun Gaming Ltd (JSE)
Stuart Harshaw
International Tower Hill Mines Ltd. (TSX, NYSE American)
Nickel Creek Platinum Corp. (TSX, OTCQB)

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

(e) The Company holds regular quarterly meetings and other meetings as required, at which time the independent directors meet in-camera without the non-independent directors and members of management.  The independent directors also meet in-camera on an ad hoc basis.  The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

(f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

(f) Diana Walters is the non-executive Chair of the Board and is an independent director.  Ms. Walters has extensive business experience in the natural resources sector, both as an investment banker and in operating roles.  The Chair's role is to facilitate and chair discussions among the Company's independent directors, and to facilitate communication between the independent directors and management.  The Chair is also charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management of the Company in order to facilitate the achievement of the goals of the Company.  The Chair reviews any comments or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Company's activities.

-A 3-

Corporate Governance Disclosure Requirement	The Company's Approach

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

(g) Director attendance at Board meetings held during the financial year ended August 31, 2020 is as follows: R. Michael Jones (8/8), Frank Hallam (8/8), Diana Walters (8/8), Timothy Marlow (8/8), John Copelyn (8/8), Stuart Harshaw (8/8).

2. Board Mandate

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company's Articles of Incorporation; the Company's Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board's committees and other applicable laws and policies. A majority of the members of the Board shall be independent within the meaning of all applicable Canadian and U.S. securities laws and the rules of the TSX and the NYSE American, unless exempted thereunder. No NYSE American employee or floor member may serve on the Board.

The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a. Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b. Strategic Planning

The Board is actively involved in the Company's strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which considers the opportunities and risks of the business.

Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Company and reviews opportunities and assesses risks so that the plan can be adjusted.

-A 4-

Corporate Governance Disclosure Requirement	The Company's Approach

c. Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management's plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The

Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time, appoint management, board members or advisors to assist in assessing different risks.

d. Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management.

e. Disclosure Policy

The Timely Disclosure, Confidentiality and Insider Trading Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f. Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors, provides oversight and monitors internal control and management information systems.

g. Approach to Corporate Governance

The Board has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company's Guide to Corporate Governance. The Board is also responsible for identifying individuals qualified to become new board members and recommending the new director nominees for the next annual meeting of shareholders.

-A 5-

Corporate Governance Disclosure Requirement	The Company's Approach

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Board.

h. Feedback

The Company's website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i. Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees and conducts annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board's expectations of Directors, as set out in the Position Description - Directors, in respect of: Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

j. Meetings

The Board shall meet on at least a quarterly basis. In addition, the independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

3. Position Descriptions

(a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(a) The chair of each of the Audit Committee, Compensation Committee and Governance and Nomination Committee has a clear written charter from the Board to carry out his responsibilities. Please refer to: (i) section 3 of the text of the Audit Committee Charter in the AIF for a description of the Audit Committee responsibilities; (ii) item 9 below and the AIF for a description of the Governance and Nomination Committee responsibilities; and (iii) item 7 below and the AIF for a description of the Compensation Committee responsibilities.

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

(b) The Board has developed a written position description for the CEO.  The CEO provides overall leadership and vision in developing the strategic direction of the Company, in consultation with the Board.  The CEO also manages the overall business of the Company to ensure the strategic plan is effectively implemented and the results are monitored and reported to the Board.  The CEO reports to the Board and maintains a close working relationship with the Chair of the Board.

-A 6-

Corporate Governance Disclosure Requirement	The Company's Approach

4. Orientation and Continuing Education

(a) Briefly describe what measures the Board takes to orient new directors regarding

i. The role of the Board, its committees and its directors, and

ii. The nature and operation of the issuer's business.

(a) The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b) The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.  The Governance and Nomination Committee reviews, approves and reports to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company's business remains current.

5. Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i) Disclose how a person or company may obtain a copy of the code;

(ii) Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii) Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a)  Code of Business Conduct and Ethic

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for the directors, officers and employees of the Company. The Code is filed on SEDAR (www.sedar.com).  The Code is provided to each director, officer, employee and consultant on an annual basis.  In addition, if the Code is amended or revised, then a new copy is distributed. The Governance and Nomination Committee monitors compliance with the Code. Frank Hallam, CFO, has been appointed as the Company's Ethics Officer to ensure adherence to the Code and to report to the Governance and Nomination Committee.  Additionally, in order to ensure compliance with the Code, the Board has established an anonymous complaint procedure for financial concerns, and environment and safety concerns.  To date, the Company has not been required to file a material change report relating to a departure from the Code.

-A 7-

Corporate Governance Disclosure Requirement	The Company's Approach

 Whistleblower Policy

In order to carry out its responsibilities under the Audit Committee Charter, the Audit Committee has adopted a standalone Whistleblower Policy, which is to augment the existing reporting violations and whistleblowing provisions found within the Code; Timely Disclosure, Confidentiality Insider Trading Policy; and Business Integrity Policy.  The Whistleblower Policy outlines procedures for the confidential, anonymous submission by directors, officers, employees, consultants and, as appropriate, certain third parties of the Company (collectively, the "Covered Persons") regarding the Company's compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, internal accounting controls or auditing matters (collectively, the "Accounting Concerns"), without fear of retaliation of any kind.  Any Covered Person with an Accounting Concern relating to the Company or any subsidiary of the Company may submit their Accounting Concern in writing, by telephone or e-mail by forwarding it to the Chairman of the Audit Committee or to the Company's outside counsels.  All submissions will be treated in a confidential and sensitive manner and the Covered Person may have the option to remain anonymous. Further, a submission regarding an Accounting Concern may be made by a Covered Person without fear of dismissal, discipline, demotion, suspension, threat, retaliation or in any manner discrimination against any such Covered Person who submits in good faith an Accounting Concern or provides assistance to the Committee or its designee, management or any other person or group, including any governmental, regulatory or law enforcement body, investigating an Accounting Concern. Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions. The Whistleblower Policy is reviewed by the Audit Committee on an annual basis and it is posted on the Company's website at www.platinumgroupmetals.net under Corporate Governance.

(b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b) Directors with an interest in a material transaction are required to declare their interest and not participate in, and not vote as a director on, any decision or resolution touching on such transactions.  In addition, the Code requires all directors to obtain the specific permission of the Company's Audit Committee or Governance and Nomination Committee (or the Board as a whole, if the potential conflict involves a member of the Audit Committee or the Governance and Nomination Committee) prior to becoming involved in certain activities that create or gives the appearance of a conflict of interest.  A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

(c) Describe any other steps that Board takes to encourage and promote a culture of ethical business conduct.

(c) The Board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct.  The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing.  It is a reminder to all directors, officers and employees of the seriousness of the Company's commitment and compliance with the Code and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to read the Code.

-A 8-

Corporate Governance Disclosure Requirement	The Company's Approach

6. Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination

(a) All of the Company's directors are involved in the search for new directors. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

The Governance and Nomination Committee is responsible for making recommendations on the long-term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board and the strategic direction of the Company.  The plan includes: (i) the desired qualifications, demographics, skills and experience for potential directors; (ii) an interview process for potential candidates for Board membership; and (iii) a list of future candidates for Board membership after taking into account the competencies and skills that the Board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the Board. In addition, the Governance and Nomination Committee is also responsible for making recommendations annually regarding potential nominees for election as members of the Board.

(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

(b) The Board has a Governance and Nomination Committee composed entirely of independent directors.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

(c) In addition to the responsibilities listed above, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (i) all matters relating to the stewardship role of the Board in respect of the management of the Company, (ii) Board size and composition, including the candidate selection process and the orientation of new member, and (iii) such procedures as may be necessary to allow the Board to function independently of management. The Governance and Nomination Committee meets at least once per year and has used an outside search firm for qualified candidates.

-A 9-

Corporate Governance Disclosure Requirement	The Company's Approach

7. Compensation

(a) Describe the process by which the Board determines the compensation for the issuer's directors and officers

(a) The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors' compensation is in the form of stock options, DSUs and annual fees. The Company's Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration.

(b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	(b) The Board has a Compensation Committee composed entirely of independent directors. The Compensation Committee is composed of Diana Walters (Chair), Timothy Marlow and Stuart Harshaw.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

(c) The Compensation Committee's primary responsibility is to approve or provide the Board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company's compensation and benefits plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

8. Other Board Committees

If the Board has standing committees other than the audit and compensation committees, identify the committees and describe their function.

The Company has a Governance and Nomination Committee.

In addition, the Company has a Disclosure Committee which was established by the CEO and the CFO (together, the "Certifying Officers") to assist in the fulfillment of their responsibility to oversee the accuracy and timeliness of disclosures made by the Company.  The Disclosure Committee is composed of the Certifying Officers, and director Timothy Marlow.

9. Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness of the Board, its members, its committees and their charters.  It is also responsible for reviewing: (i) the performance of individual directors and committees of the Board; (ii) the performance evaluation of the chair of each Board committee; and (iii) regularly, the performance evaluation of the CEO, including performance against corporate objectives.  The Governance and Nomination Committee is in the process of establishing an appropriate process for the regular evaluation of the Board and will conduct regular assessments in accordance with its mandate.  Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.

-A 10-

Corporate Governance Disclosure Requirement	The Company's Approach

10. Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company's best interests. To ensure adequate board renewal, the Governance and Nomination Committee is responsible for conducting regular director, Board and committee assessments. These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments will be reported to the Board and the Chair, together with recommendations, if any, from the Governance and Nomination Committee comprising the composition of the Board.

11. Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Board currently has one female director representing 16.7% of the directors standing for re-election. In identifying suitable candidates for nomination to the Board, the Governance and Nomination Committee and the Board do not consider the level of representation of women on the Board but rather makes their nomination and appointment decisions based on merit, regardless of gender, by assessing whether a person's skills and experience are appropriate for a Board position. The Company has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of female directors. The Board also considers the Canadian Charter of Rights and Freedoms in connection with its nomination and appointment procedures.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

N/A

-A 11-

Corporate Governance Disclosure Requirement	The Company's Approach

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.              See item 11 above.

See item 11 above.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

See item 11 above.

14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)  For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

See item 11 above.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

For additional disclosure in respect of the Company's directors and executive officers, please see sections titled Election of Directors and Compensation Discussion and Analysis of this Information Circular.